Amendment No. 4 to
                                                          SEC File No. 70-9201

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM U-1
                              APPLICATION UNDER
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                              GPU, INC. ("GPU")
                          GPU SERVICE, INC. ("GPUS")
                              300 Madison Avenue
                         Morristown, New Jersey 07962


                JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                    METROPOLITAN EDISON COMPANY ("Met-Ed")
                  PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                 P.O. Box 16001, Reading, Pennsylvania 19640
                 -------------------------------------------

                  (Names of companies filing this statement
                     and addresses of principal offices)

                                  GPU, INC.
                                  ---------
                   (Name of top registered holding company
                          parent of the applicants)

       M. A. Nalewako, Secretary              Douglas E. Davidson, Esq.
       M. J. Connolly, Esq.,                  Berlack, Israels & Liberman LLP
       Assistant General Counsel              120 West 45th Street
       GPU Service, Inc.                      New York, New York  10036
       300 Madison Avenue
       Morristown, New Jersey  07962

                                              S. L. Guibord, Esq.
                                    Secretary
                             Jersey Central Power &
                                  Light Company
                                              Metropolitan Edison Company
                                              Pennsylvania Electric Company
                               300 Madison Avenue
                          Morristown, New Jersey 07962


               -------------------------------------------------------
                 (Names and addresses of agents for service)


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      GPU, GPUS,  JCP&L,  Met-Ed and Penelec  hereby amend their  Application on
Form U-1, docketed in SEC File No. 70-9201, as heretofore amended, as follows:
      1.    By amending Item 1 thereof to read in its entirety as follows:
            A. JCP&L, Met-Ed and Penelec (which conduct business under the trade name "GPU Energy" and are herein referred to as the "GPU Energy Companies") and GPUS, a mutual service company, have heretofore entered into a services agreement. The GPU Energy Companies and GPUS now propose to enter into an amended services agreement which would permit GPUS to perform expanded functions, including inventory management and procurement, for the GPU Energy Companies.
            B.    Background.  1. In 1971,  GPU organized  GPUS to consolidate
various   functions   within  a  service   company   organization,   including
management, planning, engineering, coordinating and administrative services. HCAR No. 35-17112 (April 29, 1971). GPU Nuclear, Inc. ("GPUN") and GPU
Generation,   Inc.  ("Genco")  were  subsequently  organized  to  operate  and maintain the nuclear and non-nuclear generation facilities, respectively, of the GPU System. HCAR No. 35-21708 (Sept. 5, 1980); HCAR No. 35-26463 (Jan. 26, 1996).
      2. GPU has undertaken a number of restructuring efforts and initiatives in recent years in an effort to enhance efficiency and to remain competitive as the electric industry


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moves  toward  deregulation  and retail  access.(1)  In 1994,  GPU  functionally combined the energy services and delivery businesses of Met-Ed and Penelec. In 1996, GPU combined the energy services and delivery business of JCP&L with those of Met-Ed and Penelec. As a result of this realignment, a single management team became responsible for the combined energy services and delivery businesses of the GPU Energy Companies. In addition, in 1996, certain GPUS personnel performing services related to energy services and delivery were functionally realigned to report to the GPU Energy Companies' management team. These services included: library services, graphic resources, forms management, general books and plant accounting, payroll and accounts payable, interconnected transmission services, power services, procurement, facilities management, materials and supplies, transportation, information technology services, human resources, communications and environmental affairs.
      3. Finally, personnel performing services applicable across the GPU System, such as legal services and consolidated accounting services, are employed by GPUS.
      4. This functional consolidation has produced, and is expected to continue to produce, cost savings and increased operational synergies through the elimination of previously
--------
(1)In New Jersey, the Board of Public Utilities issued an "Energy Master Plan" which recommended that customers be permitted to choose their retail electric suppliers, commencing with 10% of load in October 1998 and expanding to full retail choice by July 2000. See Docket No. EX94120585Y. These recommendations require enabling legislation. In 1996, Pennsylvania enacted comprehensive legislation under which one third of retail customers are to have retail access by January 1999, two-thirds by January 2000, and all customers by January 2001. See Pennsylvania Public Utility Code, 66 Purdon's Pa. C.S.A. ss.2801 et seq.

                                      2


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duplicated functions. The personnel performing these consolidated functions are, in general, employed by one of the GPU Energy Companies.
      5. Currently, the GPU System's union personnel remain employed by each separate GPU Energy Company and have not been functionally consolidated (although they are managed by the consolidated management team).
      6. In furtherance  of its  restructuring  initiatives  and in an effort to focus on its core energy services and delivery businesses, in October 1997 the GPU Energy Companies announced their intention to begin the process of divesting all of their non-nuclear generation facilities. The facilities are currently owned by the GPU Energy Companies and operated by Genco. As discussed below, the GPU Energy Companies have also announced an agreement to sell the Three Mile Island Unit I nuclear generating facility.
      7. For a variety of business reasons, the GPU Energy Companies are now embarked on an ambitious program to replace most of their existing information systems and to further reorganize from a function-based business model to one based upon core business processes. This program began several years ago when the GPU Energy Companies began to review their more than 150 information systems which are used to provide and/or support customer service, work management, financial management, materials management and human resources activities. These systems were developed over many years and reflected the different philosophies and work practices of the three (then
                                      3

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separately  managed)  GPU Energy  Companies.  They did not easily  allow for the exchange of information between companies and many of them needed extensive and expensive modifications in order to operate beyond the year 1999.
      8. In addition, the GPU Energy Companies faced the need to make a significant investment to upgrade their customer service information systems because of the customer choice legislation in Pennsylvania and anticipated legislation in New Jersey as noted above. The new customer information system must be able to accommodate, among other things, customer choices of one or more energy supplier(s) and must integrate that information and the billing therefor with data relating to the provision of, and billing for, retail electric delivery services.
      9. After an extensive review of various options, the GPU Energy Companies determined that it was in their best interests and the best interests of their customers to purchase a new integrated core information system. The GPU Energy Companies selected SAP America, Inc. ("SAP"), a worldwide leader in developing
computer  software  "enterprise"   solutions  that  incorporate  industry  "best
practices", as the supplier of that system.
      10. The GPU Energy Companies anticipate that implementation of the SAP system will: (i) replace the major existing information systems and provide a single integrated information system for all major GPU Energy activities; (ii) standardize and align work processes; (iii) avoid the difficult and expensive integration of existing systems; and (iv) provide for the
                                      4

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operation of the information systems beyond 1999 (i.e., Year 2000 Compliance).
      11. In addition, the evaluation, choice and implementation of this integrated information system has led the GPU Energy Companies to further evaluate their business practices and structure. In order to maximize the benefits, efficiencies and effectiveness of the SAP system, which, to a large degree, is comprised of "off-the-shelf" software, the GPU Energy Companies have concluded that it is necessary to formally combine their human, technical, material and operational resources into a single service company. The single service company approach will allow for the most effective use of the new integrated information system and will minimize the need for costly and complex customization of the core components of the SAP system. This, in turn, will allow the GPU Energy Companies to quickly and cost effectively install and utilize the initial SAP software, as well as to implement future upgrades of that system. Indeed, one of the significant values which SAP offers with this type of system is its continuing software development to reflect best practice business approaches. Further, it is anticipated that the software will continue to be benchmarked to reflect best practices for future upgrades, thus allowing GPU to maintain its systems as "state of the art."
      12. Accordingly, in order to implement the single service company approach, the GPU Energy Companies intend to continue these initiatives by transferring substantially all of their personnel, including the union personnel, to GPUS. However, it
                                      5
is contemplated that approximately 80 personnel who are responsible for transmission and distribution dispatching would not be transferred, and would remain employed by one or more of the GPU Energy Companies. (The dispatch operators monitor the demand placed upon the transmission and distribution system by its users. Employees use switches within the system to operate the system within the design limits. They also identify areas of the transmission and distribution grid which are either intentionally (e.g., for maintenance) or unintentionally (e.g., storms, accidents) taken out of service. This function routes power to minimize the users who are without power. It also determines the portions of the grid where service has been disturbed and directs repair crews to those areas to restore service.) Other personnel (i.e., those being transferred to GPUS) design, construct and maintain those systems, but they are not involved in the day-to-day operation. The transfer of employees will not impact the responsibility of the boards of directors and officers of the GPU Energy Companies for overseeing and managing the operations of such companies. Unless and until the Commission otherwise determines by order or "no-action" letter, GPUS will be deemed an electric utility company (as an operator) as defined in Section 2(a)(3) under the Act.
      13. The realignment is not, however, expected to involve the physical relocation of a substantial number of employees.
      14. As part of this consolidation, the purchasing and inventory functions for the transmission and distribution systems would also be assumed by GPUS, such that equipment and materials
                                      6

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would be acquired and inventoried by GPUS and sold to the appropriate GPU Energy
Company, at cost, when needed. GPUS may also procure fuel (in particular, natural gas and transportation) and resell same, at cost, to the appropriate GPU Energy Company for an owned generation plant or for a non-utility generator with which a GPU Energy Company has a power supply agreement. GPUS will employ the facilities and properties of the GPU Energy Companies in carrying out its responsibilities, and agreements with nonaffiliated entities will be entered into either directly by the owners of the facilities involved or by GPUS as agent for such companies.
      15. As part of the consolidation, GPUS will create an Operations Division. The Operations Division will include substantially all of the employees of the GPU Energy Companies who are to be transferred to GPUS. Officers of the GPU Energy Companies are expected to serve as officers of the GPUS Operations Division as well. The personnel involved in corporate, treasury, legal, accounting and certain other functions, who are currently GPUS employees, will continue to provide these same corporate services in what is anticipated will become the Corporate Division of GPUS. Although the officers of the GPU Energy Companies will serve in the dual role as officers of the GPU Energy Companies and of the GPUS Operations Division, GPU believes that a number of factors will ensure a continuation of arms length bargaining in intra-system transactions. First, as officers, they owe fiduciary duties to the GPU Energy Companies they serve to treat them fairly with respect to intra-system
                                      7
transactions. In addition, it is anticipated that the Corporate Division of GPUS will, as it does today, assist in maintaining arms length bargaining through the internal audit function described below. Few, if any, of the officers of that Division will be officers of the Operations Division. Also, as discussed below under "Controls", Operations Division officers will have an incentive to aggressively manage the GPU Energy Companies' costs inasmuch as GPU Energy profitability will be an important component of such officers' incentive compensation.
      16. Exhibit I contains a chart which shows the current organizational structure of GPUS prior to the consolidation. Exhibit L shows GPUS's structure after the consolidation.
      17. The consolidation of the union personnel will result in GPUS becoming a successor employer under the several collective bargaining agreements with local unions of the International Brotherhood of Electrical Workers to which JCP&L, Met-Ed and Penelec, respectively, are parties, and a fourth agreement between Penelec and the Utility Workers Union of America. GPUS will notify the unions involved and become the employer party to those agreements and formally adopt their terms.
      18. Following the consolidation, individual line crews will be assigned to work centers for work within a certain geographic territory. Any projects, whether construction or maintenance, will be scheduled based on the budgets for each GPU Energy Company. When storms occur, all managers accountable for reliability across the GPU transmission and distribution system will be involved in the restoration effort whether their
                                      8
particular service zone is, or is not, affected by the storm. By conducting the restoration activities with the information and the management personnel needed to make informed decisions, the impact of reassigning line crews can quickly be determined. In that way, customers affected by the storm are restored in the shortest possible time with the least disruption to the priority work in unaffected areas.
      19.  There are  currently  approximately  670  employees  at GPUS,(2)  516
non-union   employees  at  Genco  and  219  non-union  employees  at  GPUN.  The realignment is expected to involve the transfer from the GPU Energy Companies to GPUS of approximately 3,075 union and 1,730 non-union employees, having a yearly budget payroll of approximately $265 million, as follows:

                           Union             Non-Union            Total
                           -----             ---------            -----
   JCP&L                    1,650                240                1890
   Met-Ed                     625               1220                1845
   Penelec                    800                270                1070

It is anticipated that the non-transferred employees will retain substantially the same job responsibilities and duties after the realignment.

      20. Following the completion of the realignment but subject to the generation asset divestiture discussed below, the only employees of the GPU Energy Companies will be as follows:
--------

(2) In 1991, prior to the shifting of certain functions to the GPU Energy Companies as described above, GPUS had 1,021 employees.

                                      9
      Transmission/Distribution Dispatch Center                      80(3)
      Non-Nuclear Generation Operation (union only)                1630
      Nuclear Generation Operation (union only)                    1100

      21. In anticipation of the sale of all GPU's non-nuclear generation in 1999, the 1630 union employees of the GPU Energy Companies performing operation and maintenance services may not initially be transferred to GPUS. However, it is anticipated that any such employees who are not hired by the buyer(s) of the generation assets, and who remain employed with the GPU Energy Companies and Genco, would be transferred to GPUS(4). The timing
--------
(3) The personnel based in the New Jersey dispatch center will be employees of JCP&L and the personnel based in the Pennsylvania dispatch center will be Met-Ed employees.

(4) On August 3, 1998, GPU announced that it had reached an agreement to sell its 50% interest in the Homer City Generating Station to Edison Mission Energy, and on November 9, 1998, GPU announced that it had signed agreements to sell 23 generating stations to Sithe Energies, Inc. and its 20% interest in the Seneca Station to FirstEnergy Corporation. Sithe Energies will also acquire Genco. In order to provide the buyers with flexibility, GPU did not obligate the buyers to offer employment to all employees presently in the Genco or GPU Energy Companies' work force. It is expected, however, that the buyers will need to retain many, if not all, of the existing workforce to continue to operate and manage the generation facilities in a safe, efficient and reliable manner. It is the GPU Energy Companies' intent to provide for an effective transition plan which covers all employees affected by the divestiture. Pursuant to labor agreements with the GPU Energy Companies' three bargaining union locals, the buyers will be required to assume the existing collective bargaining agreements and recognize these unions for collective bargaining purposes (separate bargaining units may be established for specific generating facilities if necessary). The buyers may, at their discretion, determine the number of positions to be filled, but the GPU Energy Companies' bargaining unit employees must be hired to fill existing bargaining unit positions. With respect to non-bargaining unit employees, the buyers will be obligated to use their reasonable efforts to hire Genco personnel to the extent employees are hired by the buyer to operate and maintain the generating plants or to serve in an administrative/support capacity. The GPU Energy Companies intend to retain all pension and other assets related to employee benefit programs accrued through the closing date, and administer these programs for employees in accordance with accrued plan requirements.

                                     10


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of such  transfer  may  depend  in part on the  timing  of the  sale of  GPU's generation assets.
      22. Similarly with respect to GPUN, on October 15, 1998, GPU announced that it had signed an agreement to sell to AmerGen Energy Company, LLC the Three Mile Island Unit 1 nuclear generating facility. GPUN is also in the process of determining whether to continue to operate or to effect an early retirement of the Oyster Creek nuclear generating facility, the only other nuclear facility operated by GPUN. Pending the final disposition of the nuclear generating assets, GPU does not intend to transfer the nuclear operating personnel of GPUN or the GPU Energy Companies to GPUS.
      23. The realignment will not involve the formation of any new legal entities, the write-down of any rate-based assets or the transfer of any utility assets (as defined in the Act).
      24. Such consolidation is intended to, among other things,  ameliorate the
existing  payroll,   operational  and  administrative   complexities  of  having
functionally-related personnel employed by more than one GPU Energy Company. Additionally, the GPU Energy Companies believe that the consolidation will allow for a more focused and efficient management of human resources, avoid data replication in different entities and provide other similar advantages. The GPU Energy Companies also expect that the consolidation of the purchasing and inventory tasks will enable them to more cost-effectively manage and allocate resources.
      25. The benefit derived from the transfer of the purchasing and inventory tasks is expected to result from more efficient
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resource planning because of the access to on-line, "real time" data relating to material requirements and work plans and schedules across all of the GPU Energy Companies.
      26. It is estimated that the implementation of SAP with its enhanced tools for materials resource planning, field planning and scheduling, in addition to strategic vendor alliances and vendor stocking programs which are facilitated by the SAP system, could result in an inventory reduction of $8 million over a period of time (as discussed more fully in paragraph G(2) below). With respect to vendor stocking programs, SAP will facilitate the interchange of electronic data necessary to support these programs, which are intended to move the materials necessary to perform the work from the vendor directly to the job, with the result of reducing GPU Energy inventory, generally to emergency stock levels. It is also expected that savings will accrue in the form of reduced carrying charges of approximately $1.2 million annually, associated with the inventory reduction. The most effective way to accomplish these savings with the SAP software is to consolidate the inventory tasks into one GPU System company (i.e., GPUS). While it would be possible to modify or customize SAP to enable the inventory tasks to continue to be performed separately by each GPU Energy Company and at the same time realize such savings, such customization would have two significant detriments, as follows:
            (1)  GPU  Energy   would  incur  an  initial   additional   up-front
      customization cost, estimated at $1.5 - $2 million, to construct and test the modifications to SAP; and
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            (2) A  customized  configuration  of SAP  would  jeopardize  the GPU
      Energy Companies' ability to cost-effectively upgrade their system in the future with subsequent improvements provided by SAP. (As discussed in paragraph 11 above, a major benefit of the "off-the-shelf" feature of SAP is that it enables the quick and cost-effective installation of upgrades to reflect "best industry practice" approaches to information technology. Updates are offered frequently by SAP and, indeed, in the last upgrade, SAP changed 600 of the 2000 transactions structures included in GPU Energy's SAP system.) The Applicants estimate that attempting to adopt these future upgrades with non-standard alterations, as would be required if inventory tasks were not consolidated in GPUS from the outset, could result in an additional $1.5-$2 million expense for each future upgrade to SAP which impacts inventory. Given these potential detriments GPU Energy elected to consolidate the inventory tasks into GPUS and not to customize SAP. 27. As mentioned above, this restructuring and the purchase of the
SAP computer system are also tied to the decision of GPU Energy management to undertake a realignment of departmental and functional resources into a process-based organization. As a transmission and distribution company focused on satisfying customer needs, the GPU Energy Companies have determined that their business is, or should be, focused on three core business processes and three support processes, as listed on Exhibit G hereto. The three core business processes are as follows:
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            Manage and Service Delivery Assets;
            Provide Customer Service; and
            Manage Energy Risk
The three support processes are as follows:
            Provide Support Services;
            Manage Financial Performance; and
            Develop Business Opportunities.
A GPU Energy Vice President is responsible for each process and the multiple sub-processes beneath it. The core business processes and sub-processes cut across formerly functional/departmental lines to effectively group the types, kinds and number of personnel necessary to deliver a particular distribution product or service to the customer in a manner designed to result in maximum customer satisfaction. The support processes and sub-processes resemble the former functional/departmental alignment of GPU Energy insofar as the kinds of personnel in them are concerned. However, these support processes are designed as "centers of excellence" which have centralized management responsibility for the resources. Such arrangement allows the core processes to remain undistracted by the management of support needs.
      28.(a) For instance, the three core business processes will require the management of human resources issues including hiring, training, benefits, etc. The "Provide Support Services" process will be responsible for providing, among other things, these types of resources or services to the core business processes. This will be accomplished through the sub-processes
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referred to as  "Attract,  Retain and Develop  Personnel"  and "Manage  Employee
Relations". These sub-processes will provide the coordinated expertise of human resource professionals as an integrated tool for the core business processes and their respective sub-processes. As another example, billing and metering services are grouped together with call center operations and other direct customer services to create one business process: Provide Customer Service. Jobs, skills and management systems are then built around the process, which should result in operational efficiencies, increased productivity and improved customer service.
      28.(b) To summarize, prior to emphasizing business processes, GPU Energy's organizational focus was primarily on individual functions (i.e., engineering, line work, etc.) and geography, with Directors accountable for doing all the field activities within a given area. GPU Energy will not be engaging in any new work with this change, but instead the workforce will be structured around completing a "process" from beginning to end.
      28.(c) For example, prior to the realignment around processes, field activities for meter reading and collections were under the responsibilities of Regional Directors in the engineering and Operations functions, and remittance was under the Treasury function. Now the entire billing and collection process -- from the time the meter is read, through billing, remittance and collections -- is under one manager's organization. Efficiencies are gained by having all employees
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accountable  for the common  goal of billing and  collecting  monies owed to the company, without having resources fragmented and subject to reallocation to other initiatives local management may deem appropriate (as was the case under the functional approach). Resources can be reallocated within the process to effectively complete or improve the process because they are within the same organization.
      29. One of the key efficiencies gained through this process orientation is the elimination of transactions or "hand-offs" between former functions or departments. The entire "team" of employees grouped in any core business process or in any support process is focused on and committed to the target of that process - a product or service delivered to satisfy, or even exceed, customer expectations.(5) By grouping people who work in a process into one organization, hand-offs are reduced, thus creating more efficient coordination within the company, with less work done to inspect, review, evaluate, and summarize, and
less  time  to  process  the  work.   Grouping   does  not   necessarily   imply
centralization, but rather that employees who are working toward delivering a specific service to the customer (e.g., new service connection) or a desired outcome for the company (e.g.,
--------
(5) When work is "handed-off from one department to another, the work is inspected, reviewed, evaluated, and/or summarized by the "handing-off" department before delivery of the work to the receiving department. The receiving department, in turn, will inspect, review, evaluate and/or plan its next steps. Not only may these hand-offs not be adding value to the customer, they can slow down the process. There is also a gap from the time one department concludes the work and the next department commences its work. Errors in communications are also a by-product of handing off work between departments, which may cause rework or delays.

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revenues  received)  work in the same  organization  to minimize  unproductive hand-offs.
      30. The proposed new services agreement permits one or more of the GPU Energy Companies to request that GPUS lease or otherwise provide employees to perform Operations Division tasks, although it is contemplated that only New Jersey based employees will be leased, as discussed below. It is expected that the lease term would be on a year to year basis, and renewed automatically unless terminated by JCP&L. All union personnel formerly employed by JCP&L are expected to be leased. The rental will be equivalent to the cost of service of such employees had they not been leased and had the services been provided directly. The leasing of employees is not expected to restrict employees leased to one GPU Energy Company from providing services to the other GPU Energy Companies or the allocation of costs among such companies.
      31. The leasing of employees by GPUS to JCP&L will not change the legal employer of the employees (which will remain GPUS) and is intended solely to reduce the potential for the imposition of incremental New Jersey sales/use tax. By way of background, services performed by an employee for his or her employer are exempt from this tax in New Jersey. Since JCP&L intends to transfer its employees to GPUS, the employees performing services for JCP&L would no longer be its employees and the services would cease to be exempt from sales tax. It has been estimated that approximately $8 million of additional sales tax would be incurred annually. However, the New Jersey Division
                                     17
of Taxation ("NJDOT") has advised JCP&L that in JCP&L's factual circumstances, if JCP&L leases the employees from GPUS, the employees will be deemed to be employees of JCP&L for New Jersey sale/use tax purposes and the services performed would continue to be exempt from such tax. While it would be possible to customize SAP in order to permit the JCP&L-designated employees to remain as JCP&L employees (and not be consolidated into GPUS and then leased back), such customization would result in the same two detriments discussed in paragraph 25 above in the case of inventory customization, namely: (1) an up-front customization cost estimated at $1.5 - $2 million, plus (2) additional costs estimated at $1.5 - $2 million to customize each future SAP upgrade.(6) Management thus determined that the most cost-effective way to avoid the sales tax in New Jersey was to consolidate all employees (including JCP&L employees) into GPUS and lease the JCP&L-designated employees back to JCP&L, and not to customize SAP.
      C.    Requested Authorization.
      --    ------------------------
      1. Accordingly, the GPU Energy Companies propose to enter into a new services agreement substantially in the form of Exhibit B hereto ("New Services Agreement") with GPUS which would permit GPUS to perform the expanded functions described above. The GPU Energy Companies also propose to sell up to $60 million aggregate book value of existing transmission and distribution
--------
(6) The $1.5 - $2 million up-front cost and the $1.5 - $2 million estimated cost to customize future upgrades, are the aggregate estimated customization costs, irrespective of whether the customization involves inventory, employees or both.

inventory  to GPUS,  at cost,  in  accordance  with  Rules 90 and 91 under the
Act.
      2. The inventories consist of approximately 22,000 categories of items that are grouped into four major areas, namely, Materials & Supplies, Meters, Substation Items, and Transformers. These items are utilized in all facets of the operation and maintenance of the transmission and distribution system. Examples include the infrastructure, i.e., poles, wire, cable, transformers, meters, etc. which are necessary to provide service, as well as the items that are required to operate, maintain and support the infrastructure, such as safety supplies, tools, arrestors, cutouts, fuses and fuse links, substation spare parts, etc. This inventory is utilized in upgrades to existing electrical services, system reinforcement to support new load, and repair and/or replacement of the existing transmission and distribution system.
      D.    Cost Allocation.
      --    ----------------
            The New Services  Agreement will provide that the services  rendered by GPUS will be furnished at cost. Records will be maintained by each core business or support process of the Operations Division of GPUS in order to accumulate all costs of doing business and to determine the cost of service. These costs will include wages and salaries of employees, the fees and other charges of contractors supplying goods and services, and related expenses such as insurance, taxes, pensions and other employee welfare expenses. In addition, the Corporate Division of GPUS will maintain records of general administrative expenses, which will include the costs of operating GPUS as a corporate entity.
            Whenever  possible,  charges  for  services  rendered  or  personnel assigned or leased to a particular GPU Energy Company and related expenses and non-personnel expenses (e.g., use of automotive equipment, etc.) relating to a particular GPU Energy Company will be billed directly to such GPU Energy Company.
            When an Operations  Division  service is rendered for the benefit of two or more companies and the benefits cannot be directly charged, the costs will be shared by the receiving companies in proportion to the average of: (1) gross distribution plant, (2) energy delivered to ultimate customers in KWH, and
(3) operating and maintenance expense excluding purchased power. This multiple factor formula is the one currently in use and the factors are updated annually. The formula will be applied to those functions that provide support services for the operation of the GPU Energy Companies and their affiliates, GPUN and Genco. Examples of these services are human resources, communications, accounting, budgeting, payroll and the overall general management of the GPU Energy Companies' operation. Use of the multiple factor formula, which gives weight to more than one measure of the size or operation of the companies, is appropriate to apply to these types of services, because no one facet of the GPU Energy Companies' operations is able to inordinately influence the allocation of the cost. In addition, the versatility of the multiple factor formula eliminates the need to maintain a multitude of factors, which avoids the cost of such an effort.
                                     20

Below are examples of the multiple factors, based on 1997 cost and statistical data:

                Multiple Factor Formula Allocation Percentages
                ----------------------------------------------
                            JC          PN        ME        GPUNC     Genco

 All 5 Companies            39.52       24.44     21.23     9.69      5.12
 Excludes Genco             40.55       26.24     23.52     9.69
 Excludes Genco and         46.32       28.85     24.83
GPUN

            When a Corporate Division service which is principally utilized only by the GPU Energy Companies (and/or GPUN and Genco) cannot be directly charged, the multiple factor allocation formula described above will be utilized. In cases when a Corporate Division service is also utilized by other GPU System Companies and cannot be directly charged, the cost thereof will be allocated based on the direct payroll cost ratio formula.(7) This formula is based on the amount of payroll and payroll overheads directly charged to individual GPU System Companies as a percent of the total payroll and payroll overheads charged to all GPU System Companies including non-utility subsidiaries. The direct payroll cost ratio formula, which will be a new allocation
--------
(7) GPUS will not utilize any allocation formulas (or suballocations including suballocations of the 3/5 multiple factor formula) other than (i) those set forth in this Application and (ii) a suballocation of the multiple factor formula for charges to be allocated between Met-Ed and Penelec, without providing the Commission advance notice by submission of a 60-day letter. For example, allocation methods currently on file with the Commission relating to generation will no longer be used by GPUS, including the size factor, conventional steam capacity, nuclear steam capacity and combustion turbine capacity, unless a 60-day letter has been submitted.

formula for GPUS, will equitably allocate the costs of Corporate Division services to all GPU System Companies since the bulk of the allocated costs associated with the Corporate Division is represented by payroll.
            A comparison of the new allocation methods and the allocation methods previously used is illustrated by the table filed as Exhibit P hereto. Among other things, the comparison shows for 1998, using budgeted dollars, that the new allocation will result in a reduction of approximately $4.8 million in allocated charges which were borne by the GPU Energy Companies.
            All other costs will be fairly and equitably allocated in accordance with Rules 90 and 91 of the Act. Calculations under these allocation formulae will be reviewed periodically and revised as appropriate to fully allocate all costs by each year-end.
            All charges for services will be determined from the time records of employees. Records of such related expenses will be maintained and subjected to periodic review.
            Out-of-pocket expenses which are incurred for a GPU Energy Company will be billed at cost. Charges for non-personnel expenses, such as for use of automobiles not assigned exclusively to a GPU Energy Company, will normally be computed on the basis of costs per hour.
            The foregoing billing principles will remain the basis for GPUS' charges to the GPU Energy Companies unless and until modified or until new allocation formulas and standards are adopted and reported to the Commission by a 60-day letter.
                                     22

      E.  Controls
      --  --------
            A number of factors ensure that the GPU Energy Companies have the means to judge the need for GPUS services and to monitor the quality and value of the services being provided. These factors, which are described below, include the budget process, work order procedures to track and document the initiation of services, billing and review procedures to ensure the accuracy of GPUS billings, review and approval of work orders and billings by personnel who are separate from the billing function, and internal audit examinations.
                  (a) Officer Supervision. It is anticipated that the President of the GPU Energy Companies will serve as a member of the GPUS Board of Directors and as President of the GPUS Operations Division. In addition, all GPU Energy officers are expected to serve as officers of the Operations Division. Consequently, GPU Energy officers will be informed of, and directly participate in, all material decisions of the GPUS Operations Division.
                  (b) Budgets. As in the past, operating and construction budgets will continue to be prepared separately for the GPU Energy Companies, for review and approval by their respective Boards of Directors. These budgets will be prepared by the Finance Sub-Process (as defined below) based on input from the relevant business processes/subprocesses. Expenditures are monitored against these budgets on a monthly basis. Each GPU Energy Company's financial results are produced quarterly for internal analysis and are reviewed by the GPU Energy Boards of Directors and are issued to the public and state regulatory commissions quarterly.
                  (c) Billing and Review Procedures. Each GPU Energy Company pays to GPUS all costs that reasonably can be identified and related to a particular transaction or service performed on its behalf. These costs will be documented using work order (or equivalent costs collectors,(8) collectively, "work orders") numbers in accordance with the FERC's Uniform System of Accounts. The time records system that GPUS will use following the transfer of the GPU Energy Companies' employees to GPUS will be "CA-TS" (Cross-Application Time Sheet) from the SAP system and will be very similar to GPU Energy's current time sheet systems. All employees will be required to record their hours on the CA-TS timesheet using cost collectors such as "orders", "cost centers", and WBSs (see footnote 8). The cost collectors will identify the work performed and the GPU Energy
      Company to be billed (direct or allocated). The approval process within GPUS will require all time reports to be reviewed and approved by an immediate
--------
(8) The SAP system has three costs collectors which are equivalent to work orders: "orders", "cost centers" and "work breakdown structures" ("WBSs"). Orders include work orders, sales orders, internal orders and service orders. Each employee will be assigned to a cost center which will be responsible for collecting routine costs such as for meter reading and line repairs. WBSs are analogous to work orders and are required for projects exceeding certain dollar thresholds or durations, or which involve investing in capital assets. To ensure proper record-keeping, every employee will be required to charge time against a designated order, WBS or cost center number.

      supervisor   before  the  time  record  is   forwarded  to  payroll  for
      processing.
                  The Plan and Analyze Finances Sub-Process ("Finance Sub-Process"), which is separate from the Manage Accounting Operations Sub-Process ("Accounting Sub-Process"), analyzes each month's GPUS departmental billing summaries to the GPU Energy Companies to ensure billing to the proper company. All GPU Energy time documents are reviewed and approved by a GPUS Operations Division business process manager, including review of the time document charges in relationship to a process and employees' work schedules. The review also ensures that the time document indicates that the proper work order number was charged. Pursuant to controls built into the SAP accounting system, a transaction requiring a work order will not be processed unless there is a work order number provided. All project work orders for one or more GPU Energy Companies in excess of $50,000 must be approved by an Operations Division process manager (with officer and, ultimately, board approval required for higher thresholds).
                  GPUS bills to the GPU Energy Companies, which are generated by the Accounting Sub-Process, are reviewed and approved by individuals in the Finance Sub-Process.(9) (The
--------
(9) GPU Energy is developing formal written procedures which would be utilized by the Finance Sub-Process in this review process. GPU Energy expects to finalize these procedures by March 31, 1999, and will file a copy of the procedures in this docket, as an exhibit to a Certificate Pursuant to Rule 24.

Finance Sub-Process reports to the comptroller of the GPU Energy Companies.) Detailed GPUS information (i.e., time sheets, invoices) is available upon request. Such Finance Sub-Process individuals will, if necessary, contact responsible Operations Division managers for explanations of unusual items. In general, disagreements will be resolved, if possible, by direct communication and negotiation between such individuals and the appropriate GPUS Operations or Corporate Division. When consensus on selected matters cannot be reached, the matter will be referred to GPU Energy Company and GPUS executives. The basis for the allocation of costs will be reviewed annually by each sub-process to ensure that the allocation basis continues to be reasonable and to have a relationship to the types of services or functions provided by the sub-process cost centers. (The allocation methods will also be reviewed by the GPUS Corporate Division accounting department, as well as by the Internal Auditing Division of the Corporate Division, as discussed below.) GPUS will continue to work with the staff of the Commission to ensure that the allocation methods effectively allocate costs according to benefits received and Rules 90 and 91 under the Act. The GPUS accounting staff verifies that every multiple party work order has the correct cost allocation method.
                  (d) Other  Controls.  Another control which is performed every month is the reconciliation of GPUS billings to GPUS expenses with regard to services rendered for the GPU Energy Companies. Such reconciliation ensures that all expenses have  been  billed,  and it  also  immediately  detects  any  over-  or under-billings. Internal audits provide an additional control measure. The Internal Auditing Division will continue to provide a periodic review of GPUS charges, initially on a two - year cycle (which, following the first cycle, may be changed to a three-year cycle). The main objectives of Internal Auditing's review will be to determine whether internal controls over the distribution billing process are adequate and effective, as well as to review the allocation methods then in effect and the application of those methods. This would include a review to assure compliance with SEC and other applicable regulatory requirements and GPU policies and procedures pertaining to billing. The specific audit procedures to be utilized will include interviews, observations, tests, and other procedures deemed necessary to accomplish audit objectives. The audit procedures will test the process that ensures costs associated with the services performed by GPUS on behalf of the GPU Energy Companies are properly authorized, allocated and tracked. The GPUS internal audit department, which is independent of the Operations Division, will continue to meet at least twice a year with the Audit Committee of the GPU Board of Directors (which Audit Committee is comprised solely of outside directors), and the Boards of the GPU Energy Companies, to review audit plans and findings. In addition, the GPUS Director of Auditing will continue to have open and direct access to the Chairman
                                       27
     of the financial condition and results of operations of each GPU Energy Company are obtained annually from an independent public accounting firm.

                  These procedures will ensure that costs associated with the services performed by GPUS on behalf of the GPU Energy Companies are properly authorized, allocated and tracked.

                  (e) Incentive Compensation. Finally, an important factor in determining incentive compensation for GPUS non-union personnel is the profitability of the GPU Energy Companies. This should also provide a strong incentive to ensure that services are provided efficiently and economically.
      F.    Financial

     1.Article 6 of the New Services Agreement provides for a Working Capital Account pursuant to which each GPU Energy Company will provide necessary working capital to GPUS from time to time. This is similar to the procedures currently employed by GPUS, GPUN and Genco. The initial inventory will be acquired by GPUS from the GPU Energy Companies with the proceeds of loans from the GPU Energy Companies in an aggregate amount not exceeding $60,000,000, with the actual principal amounts for each GPU Energy Company determined based on inventory levels at December 31, 1998. Such loans would be payable on demand and would bear interest at each GPU Energy Company's average short term interest rate (for 1997, such rate was 5.82% for JCP&L, 5.70% for Met-Ed and 5.78% for Penelec). 28

          2.With respect to inventory, GPUS will become a wholesaler of the transmission and distribution materials, and fuel, to be used by the GPU Energy Companies. The GPU Energy Companies will pay for these materials and fuel on an "at cost" basis, calculated at average unit prices for identical items of inventory by storeroom location,(10) and will be charged only for materials and fuel actually delivered to the site. The cost assigned by GPUS to each item of inventory acquired by bulk purchase, and utilized to calculate the average unit price of such item for the relevant storeroom, would be identical (regardless of the storeroom location to which such item was shipped).
      The normal turnover of inventory items is 8-12 months. On occasion, inventory may be transferred among storerooms, or to a GPU Energy Company from a storeroom not within its service territory. The decision to make such transfers depends on where the inventory is most available and overall sourcing/delivery strategies. While unit price may vary among storerooms, such variances are not significant (due to centralized purchasing practices which have been in use for several years by the GPU Energy Companies) and are not a factor in such decision. The inventories of the GPU Energy Companies will be purchased by GPUS, at the actual book cost of the GPU Energy
--------
(10) However, certain special or serialized items will be priced on a unit basis and not average cost. Only a minor portion of the inventory would be priced in this manner.

Companies, at December 31, 1998.(11) The inventories are primarily stored in one of four storeroom locations: two are located in New Jersey in the JCP&L service territory, and the remaining two are located in Pennsylvania with a separate storeroom serving each of the Met-Ed and Penelec service territories, respectively. Since it is anticipated that inventory purchased by a GPU Energy Company from GPUS would come from the storeroom located in such GPU Energy Company's service territory, the "repurchase" price thereof will be consistent with such GPU Energy Company's sale price and in accordance with Rules 90 and
91. For example, assume the following are the average unit prices on December 31, 1998 for cable and arrestors located in the Forked River Regional Warehouse in New Jersey:

            Unit Price        Quantity                Dollars
            ----------        --------                -------

Cable        $.828/ft          125,000 ft          $103,500.00
Arrestor    $20.25                 550             $ 11,137.50

Under this example, GPUS would acquire the 125,000 feet of cable and 550 arrestors from JCP&L for $103,500 and $11,137.50, respectively.
      Assume further that on January 10, 1999, GPUS acquired from third parties 25,000 feet of new cable at $1.00/ft and 200 arrestors at $18 each, and shipped same to the Forked River Regional Warehouse. The new average unit prices for the cable and arrestors sold to JCP&L by GPUS from that storeroom would be
--------
(11) The book value of the inventory at December 31, 1998 was approximately $49 million.
                                       30
determined as follows:
                                                                  New
                                                                  Average
                                                                  Unit Price
                                                                  ----------

Cable:      (125,000 @ .825/ft) + (25, 000 @ 1.00/ft)/$150,000 =  $   .86
Arrestor:   (550 @ 20.25) + (200 @ 18)/$750 =                     $ 19.65

            GPUS will not engage in the sale of inventory to persons other than the GPU Energy Companies, except in cases of emergency or in those instances when inventory levels are substantially in excess of the GPU Energy Companies' requirements. Any transactions with (x) other associates will be effected at cost in accordance with Rules 90 and 91, and (y) non-associates, will be made at current market prices or at prices determined through arms length bargaining (provided that sales of excess inventory would also be made at prices which are not less than GPUS' cost, unless the Commission otherwise authorizes) and any profits resulting therefrom will be applied to offset the cost of capital to be charged to the GPU Energy Companies.(12)
Applicants   believe   that  sales  of  excess   inventory   will  occur  only
infrequently.(13)
--------
12    See 17 CFR 256.01-2
13 The Commission has previously authorized service companies to perform transactions with third parties at market rates. See e.g., Central and South West Services, Inc., HCAR No. 35-26898 (July 21, 1998) (authorizing service company to use excess resources in its engineering and construction department to provide engineering, construction, environmental and equipment maintenance services to non-associate companies); GPU Generation Corporation, HCAR No. 35-26570 (Sept. 11, 1996) (authorizing Genco to enter into operation and maintenance agreements with non-associate companies); Central and South West Services, Inc., HCAR No. 35-26206 (Dec. 28, 1994) (authorizing service company to license and sell computer programs and provide support services to non-associate companies); GPU Nuclear Corporation, HCAR No. 35-25464 (Jan. 31, 1992) (authorizing GPUN to provide consulting and technical services to non-associate companies).

                                     31
            3. The Applicants agree that no change in the organization of GPUS, the type and character of the companies to be serviced, the methods of allocating costs to the GPU Energy Companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until GPUS shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice by the 60-day letter procedure, the Commission shall notify GPUS within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until GPUS shall have filed with the Commission an appropriate application or declaration regarding such proposed change and the Commission shall have issued an order declaring such application or declaration effective under the Act.
      G.    Financial Impact.
            1. GPU estimates that the aggregate cost of the implementation of the SAP computer system (including process redesign, hardware, software, data conversions, testing and training) will be $108-$115 million. GPU also estimates, however, that it would have been necessary to spend approximately $71 million for necessary computer system upgrades relating to compliance with retail access initiatives and Year 2000 compliance if it had not decided to implement the SAP system and
                                     32
to consolidate all employees in GPUS. Accordingly, the incremental cost of the implementation of the SAP computer system, relating principally to the replacement of the existing systems with SAP and the change to a process-oriented management approach, is estimated at approximately $37 to $44 million. The cost of the SAP computer system will be allocated among the GPU Energy Companies using the multiple factor formula discussed above.
            GPU estimates that the implementation of the SAP computer system will result in significant financial savings, in addition to the efficiencies described above. In particular, GPU estimates labor-related savings of approximately $20 million annually.(14) (It is anticipated that the savings will be shared in the following approximate percentages: 46% by JCP&L, 25% by Met-Ed and 29% by Penelec, estimated based on the allocation factors discussed in paragraph D of Item 1.) Accordingly, it is expected that the incremental cost of the implementation of the new system ($37 - $44 million) will be recovered through savings in two to three years. As discussed below, the GPU Companies also estimate that the aggregate cost of the implementation ($108 - $115 million) will be recovered through savings by year 2005. The GPU Energy Companies are directly funding the cost of the SAP System with internally generated funds inasmuch as the GPU Energy Companies are the only GPU System Companies currently receiving any significant benefit from the SAP System. If in the future,
--------
(14) These savings are the basis for, and a more updated estimation of, the $18 million of savings referred to in Strategic Plan for GPU Energy Core Information Systems filed in Exhibit N.

other GPU System Companies utilize the SAP System in any significant manner, GPU would allocate to such companies an equitable share of the costs and savings based on the facts and circumstances existing at that time.
            2.    Cost Benefit Analysis.
            As part of its "scoping and planning" for the SAP system, GPU conducted a cost-benefit analysis. In sum, the net financial savings of the system, including the software and hardware and the consolidation of employees and inventory, is as follows -- projected through 2005 ($ millions):
                                         Annual
                                         Costs
         Gross                           (excluding      Net        Net
         Annual        Implementation    Implementation  Annual     Cumulative
         Savings(15)   Costs             Costs)          Savings    Savings
         -----------   -----             ------          -------    -------

1997     $ 0.0         $19.0             $0.0            ($19.0)    ($ 19.0)
1998     $ 0.0         $68.0             $0.3            ($68.3)    ($ 87.3)
1999     $ 1.6         $21.0             $2.1            ($22.5)    ($109.8)
2000     $23.3                           $3.2             $20.3     ($ 89.5)
2001     $23.7                           $3.6             $20.1     ($ 69.4)
2002     $23.7                           $3.6             $20.1     ($ 49.3)
2003     $23.7                           $3.6             $20.1     ($ 29.2)
2004     $23.7                           $3.6             $20.1     ($  9.1)
2005     $23.7                           $3.6            $20.1      $11.0


----------------
      Significant benefits are anticipated through the implementation of an integrated system. Some of the key benefits include fewer systems and interfaces, access to real-time information, improved ability to understand costs and resource utilization, consistent and uniform data, and improved scheduling
--------
(15) GPU estimates that the savings will be shared in the following percentages: JCP&L - 46%; Met-Ed - 25% and Penelec - 29%, estimated based on the allocation factors discussed in paragraph D (1) of this Item 1.

and materials management. The implementation costs of $19 million in 1997, $68 million in 1996 and $21 million in 1999 provide the basis for the $108 - $115 million aggregate cost estimate described in paragraph G.1 above. The $23.7 annual savings which begin in year 2001 is comprised of the following:
      $20   -     Labor (25% from elimination of information  technology
                  positions; 50% from reduction in use of independent contractors; 20% from reduction in overtime; 5% from reduction in management positions)

      $ 1.2 -     Reduction in inventory carrying cost

      $ 2.5 -     Reduction    in    information-technology    hardware
                  and  licensing/maintenance   fees  relating  to  software
                  being  replaced by SAP.

      ---------

      $23.7 -     Total(16)


Ongoing incremental costs ($3.6 million) are primarily due to software license fees for SAP.
            The  benefit  derived  from  the  consolidation  of  purchasing  and inventory comes from the integration of Work Management and Materials and Services (and not from the consolidation of inventory storerooms which will remain in four locations as discussed above). Substantial benefits are expected from more efficient material resource planning because of the on-line, real time data access for up-to-the-minute status of material requirements and work plans and schedules across all of GPU Energy. This equates to an expected one-time benefit of $8 million in year 2000 based on inventory reductions (i.e., reducing by $8 million the amount of inventory to be purchased in
--------
16    The total does not include the $8 million reduction in inventory levels.

2000) and an ongoing annual savings of $1.2 million starting in 2000 based on the carrying cost reductions due to inventory optimization. The $8 million has been estimated based on benchmark data of savings experienced by other comparable users of SAP and has not been specifically allocated among the GPU Energy Companies. However, GPU believes the savings will likely be experienced in proportion to overall inventory levels as of the end of 1997 as follows:
47%-JCP&L, 23%-Met-Ed and 30%-Penelec.

      H.    Rule 54 Analysis.
      --    -----------------
      The proposed transactions contemplate, among other things, the issuance or acquisition of securities by the Applicants which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.
            (a) As described  below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1).  By Order dated  November 5, 1997 (HCAR No.  35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 1998, GPU's average consolidated retained earnings was approximately $2,135 million and GPU's aggregate investment in EWGs and FUCOs was approximately $1,279 million. Accordingly, under the November 5 Order, GPU may invest up to an additional $856 million in EWGs and FUCOs as of June 30, 1998.
                  (i) GPU  maintains  books and records to identify  investments in, and  earnings  from,  each EWG and FUCO in which it  directly or indirectly holds an interest.
                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:
                        (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");
                        (2) the financial statements will be prepared in accordance with GAAP; and
                        (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.
                         (B) For each FUCO or foreign EWG
                        which is a  majority owned subsidiary of GPU:
                        (1) the books and records for such subsidiary will be kept in accordance with GAAP;

(2)         the financial  statements for such  subsidiary will be prepared in accordance with GAAP; and
                        (3)   GPU   directly  or  through   its   subsidiaries
                        undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.
                        (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause
                        (1) such entity to maintain books and records in accordance with GAAP;
                        (2)   the  financial  statements  of such entity
                        to be prepared in accordance with GAAP; and
                        (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's
                        books,   records  or   financial   statements   are  not
                        maintained in accordance with GAAP, GPU will, upon request of the
                                       38

                    Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a)
                    (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.
                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.
                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(17) In addition, GPU will submit to each such commission copies of any amendments to this Application, Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
                  (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.
--------
(17) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 13,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                        (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.
                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2,135 million) represented a decrease of approximately $52.8 million (or approximately 2.5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2,187 million).(18)
                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings. As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is
--------
(18) As discussed in GPU's June 30, 1998 Quarterly Report on Form 10-Q, the decrease is attributable to an extraordinary charge of $275.1 million (after tax) as a result of the Pennsylvania Public Utility Commission's June 30, 1998 restructuring orders on Met-Ed's and Penelec's restructuring plans.

no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.
            GPU's June 30, 1998 consolidated capitalization consists of 42.9% equity and 57.1% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(19)
--------
(19) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard and Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.
                                       41

            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(20)
            Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at June 30, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.
            2. By filing the following additional exhibits in Item 6:
                  B        Revised Form of New Services Agreement
                  F-1      Opinion of Berlack, Israels & Liberman  LLP

                  F-2      Opinion of Ryan, Russell, Ogden & Seltzer

                  F-3      Opinion of Ballard, Spahr, Andrews & Ingersoll LLP


--------
(20) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and Focus as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.

                  D-2(a)   Mutual Assistance Agreement(21)
                  H        GPU  actual  and pro forma  capitalization  at June
                           30, 1998.
                  P        Analysis of New Allocation Formulas



--------
(21) GPU Energy does not charge any construction costs pursuant to Rule 90(b), which is quoted on Attachment 1 to this Agreement.

                                  SIGNATURES
            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS APPLICATION TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT
                                     COMPANY
                                    METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY
                                   GPU SERVICE, INC.



                                    By:/s/ T. G. Howson
                                       --------------------
                                       T.G. Howson
                                       Vice President and Treasurer

Date: January 22, 1999